EXHIBIT 18.1

November 17, 2005

Board of Directors

ECC Capital Corporation

As stated in note L to the condensed consolidated financial statements of ECC Capital Corporation and Subsidiaries (the “Company”) for the nine months ended September 30, 2005, the Company changed its accounting policy for amortization of deferred loan fees and costs. Specifically, the Company amortized deferred loans fees and costs related to its held-for-investment loan portfolio over the contractual life of the individual loans using the effective yield method through the period ended June 30, 2005. Upon prepayment of any loan, the unamortized fees and costs were charged against interest income. The Company’s held-for-investment loan portfolio comprises a large number of similar loans for which prepayments are probable and can be estimated. Due to the anticipated prepayment patterns of its loan portfolio, management believes it preferable to amortize deferred fees and costs over the life of the held-for-investment loan portfolio using the effective yield method in a manner that anticipates prepayments as permitted by paragraph 19 of Statement of Financial Accounting Standards No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases. Amortizing fees and costs in a manner that anticipates prepayments will result in a more ratable allocation of interest income over the life of the components of the Company’s held-for-investment loan portfolio.

Management believes the newly adopted accounting principle is preferable in the circumstances because it better matches the loan fees and costs with the expected life and benefit periods of the loans. At your request, we have reviewed and discussed with management the circumstances, business judgment, and planning that formed the basis for making this change in accounting principle.

It should be recognized that professional standards have not been established for selecting among alternative principles that exist in this area or for evaluating the preferability of alternative accounting principles. Accordingly, we are furnishing this letter solely for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, and it should not be used or relied on for any other purpose.

Based on our review and discussion, we concur with management’s judgment that the newly adopted accounting principle is preferable in the circumstances. In formulating this position, we are relying on management’s business planning and judgment, which we do not find unreasonable.

We have not audited any consolidated financial statements of ECC Capital Corporation and Subsidiaries as of any date or for any period subsequent to December 31, 2004. Accordingly, we are unable to express an opinion on whether the method of accounting for the effect of the change is in conformity with accounting principles generally accepted in the United States of America or if the financial information included in Part I of this Form 10-Q is fairly presented.

Very truly yours,

/S/ GRANT THORNTON LLP